FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2008

WAVECOM S.A.

3, esplanade du Foncet
F-92442 Issy-Les-Moulineaux Cedex, France
Tel: 00 33 1 46 29 08 00
(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________.]

MEDIA RELEASE

Wavecom Announces Fourth Quarter and Full Year
2007 Financial Results

     Company continues to deliver strong profitability quarter on quarter
Net income increased to €17.4 million from €4.7 million year-on-year

Issy-les-Moulineaux (France) – February 7, 2008 – Wavecom S.A. today announced financial results for its fourth quarter and full year 2007 ending December 31, 2007.

Ron Black, Wavecom Chief Executive Officer, commented: “During 2007 we continued to deliver on our promise of operating a very profitable business, which is demonstrated by our 10% operating margin on a non-GAAP basis for the full year, compared to a 6% operating margin on a non-GAAP basis in 2006. Although we are not pleased with our recent revenue progression, the Americas unit did record a particularly strong 57% increase year-on-year at constant currencies. In addition, the solid financial footing of the company, in particular our strong cash reserves, position us to make strategic acquisitions such as the recently announced purchase of Anyware Technologies, moving Wavecom further up the value chain.”

In millions of euros (Under US		Consolidated Group Results
GAAP)
	Q4 2006	Q3 2007	Q4 2007	Full year 2006	Full year 2007

Revenues	54.8	52.4	45.7	188.8	202.3
Gross profit	25.0	23.7	23.2	80.3	91.9
Operating expenses	21.2	19.6	20.9	74.6	79.2
Operating income	3.8	4.1	2.3	5.6	12.7
Net income	3.1	3.3	7.1	4.7	17.4
Additional information
Operating income	3.8	4.1	2.3	5.6	12.7
Stock based related expenses	(0.7)	(1.7)	(1.7)	(2.1)	(4.8)
Acquired technology	-	-	-	(1.4)	-
Amortization expense related to acquisition	(1.1)	(0.8)	(0.8)	(3.1)	(3.5)
Operating income before stock based compensation and amortization expense related to acquisition	5.6	6.6	4.8	12.2	21.0

Fourth Quarter Highlights:

All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP), unless otherwise noted. Condensed and consolidated financial tables are provided at the end of this release.

Revenues: Revenues for the full year 2007 increased 7% year-on-year reaching €202.3 million, or 12% at constant currencies, as the weak U.S. dollar had a negative impact of approximately €9 million on 2007 sales as compared with 2006 exchange rates. In the fourth quarter 2007 revenues declined 16% versus fourth quarter 2006, or 11% at constant currencies. Revenues in the fourth quarter 2007 of €45.7 million also declined sequentially by 13% versus the previous quarter, or 10% at constant currencies. For the fourth quarter 2007, revenues from services accounted for €1.2 million and €3.8 million for the full year 2007. These service revenues were primarily generated by the recognition of revenue from a customer with whom we continue to have an ongoing substantial development contract.

The positive year-over-year revenue trend was driven by the significant progress in the Americas region which was fueled by the home and security market as well as vehicle remote management. In addition, one particular customer completed delivery of a large program in 2007. The APAC region grew by 3% (at constant currencies) led by a positive sell-through of point of sale and automatic metering, although the wireless local loop sector decreased by approximate €5 million year-on-year as the market contracted. The 3% year-on-year decline in revenues in the EMEA region was mainly the result of weaker than expected sell-through of end products in particular EMEA manufacturers’ of fixed-voice applications.

In the fourth quarter, the breakdown of product revenues by region was as follows: EMEA 50%, Americas 30% and APAC 20%. This balance was similar for the full-year breakdown of: EMEA 48%, Americas 35% and APAC 17%.

For the fourth quarter, revenues from the top ten customers represented 57% of the total and 50% for the full year. For the full year, no customer represented more than 9% of sales where 6 were direct customers and 4 were value-added distributors.

Backlog: The 12-month backlog on December 31, 2007 was €41.7 million compared to €52.3 million at September 30, 2007. It should be noted that backlog as of any particular date may not be an accurate indicator of sales for a given future period.

Gross Margin: For the fourth quarter 2007 gross profit amounted to € 23.2 million, representing 50.7% of sales compared to 45.3% in Q3 2007. The gross margin from products also increased incrementally to 51.6% of sales compared to 46.5% the previous quarter, mainly explained by a more favorable product and country mix. When looked at on an annual basis, the gross margin for 2007 was 45.4% compared to 42.5% in 2006 and the gross margin from products also increased to 47.3% of sales compared to 41.4% the previous year, mainly driven by the continuation of the improvement of the gross margin on the business acquired in 2006.

Operating Expenses: Total operating expenses for the fourth quarter 2007 of €20.9 million were slightly higher than the third quarter 2007 of €19.6 million, and slightly lower than fourth quarter 2006 level of €21.2 million. Included are stock-based related expenses totaling €1.7 million, flat to the third quarter 2007. At December 31, 2007, headcount (salaried employees) stood at 418 decreasing slightly from 421 September 30, 2007.

Profit: Operating income for the fourth quarter 2007 was €2.3 million, decreasing from €4.1 million in the previous quarter, representing 4.9% of sales. This decline is linked to the lower sales during the quarter. On a year-over-year basis, this operating result was lower than the €3.8 million of the fourth quarter 2006 which was positively impacted by licensing revenues amounting to €4.4 million. In the fourth quarter 2007, we recognized a deferred tax asset amounting to €4.5 million, in application of generally accepted accounting principles.

On a net basis, income for the fourth quarter 2007 was €7.1 million, compared to €3.3 million in previous quarter, and €3.1 million for the same period the year before. For the full year, net income increased 270% to €17.4 million from €4.7 million in 2006.

As shown in the above table, on a non-GAAP basis, excluding stock-based related expenses and expenses related to our acquisition, the operating income was €4.8 million for the fourth quarter 2007, compared to €6.6 million for the previous quarter and €5.6 million a year ago. On a full year comparison basis non-GAAP operating income grew from €12.2 million in 2006 to €21.0 million, or 72% for the full year 2007.

Balance sheet: Wavecom’s cash and marketable securities position increased quarter-on-quarter from €137.5 million to €139.3 million at December 31, 2007. Inventory decreased incrementally to €6.1 million compared with €8.8 million the previous quarter; DSOs (Days Sales Outstanding) were 58 days compared with 53 days the previous quarter.

Outlook:

Chantal Bourgeat, Wavecom CFO, concluded: “We are encouraged by our continued solid profitability which remains a primary objective for Management.“ Ms. Bourgeat added: “We were pleased to have recently completed a key strategic acquisition that should accelerate the development of our services offer.”

Business news:

Wavecom S.A. acquired Anyware Technologies, an industry leader in machine-to-machine (M2M) client-server software solutions located in Toulouse, France. Anyware Technologies is a recognized leader in developing M2M software solutions for customers who use wireless technology to enhance business processes. Anyware Technologies’ M2M-specific solutions perfectly compliments Wavecom’s secure and scalable Intelligent Device Services (IDS) platform, with the combination creating the most advanced end-to-end software solution in the industry.

Ingenico and Wavecom signed a MOU for co-development of future wireless payment electronics terminals. As industry demand for cost effective and innovative payment systems grows, two leaders are combining forces to establish a platform for a new generation of wireless electronic payment system architecture.

Wavecom introduced its Q64 Wireless CPU®, an enhanced version of the GR64 that is powered by Wavecom’s Wireless Microprocessor® WMP100. The new Q64 Wireless CPU® has increased processing power (up to 85 MIPS available for embedded customer applications) and the Open AT® RTOS (Real Time Operating System) that allows customers to natively execute C-based applications directly on the Wireless CPU®.

Sunlink International Holdings Limited selected Wavecom’s Wireless CPU® Q24 Plus for their intelligent dispatch system for the taxi industry called TAXI4U.

Wavecom launched its “Centers of Excellence” (CoE) program aimed at building a worldwide network of design partners to facilitate adoption of wireless machine-to-machine technologies. The new partnership program emphasizes bridging the technology gaps that many new wireless machine-to-machine projects encounter.

The Company made available its Open AT® Lua Plug-In specifically targeting developers of smart, connected devices who chose to use an interpreted programming environment. Wavecom now offers developers access to Lua – one of the fastest scripting language to develop with – free of charge, including source code delivery under the terms of the MIT (Massachusetts Institute of Technology) open-source license.

Wavecom launched a new partnership program by signing agreements with two engineering schools: Ngee Ann Polytechnic, Singapore, and the University of Technology of Ho Chi Minh City, Vietnam.

The Company gained membership in the MOV’EO competitiveness hub. MOV’EO groups together a number of French businesses in the transport and automotive sectors for promoting economic and industrial development.

Silicon Controls selected Wavecom’s Wireless CPU® – Q24Plus for their remote tank monitoring system. The GASLOG® telemetry system, which integrates a Wavecom Wireless CPU® with GSM/GPRS capability, permits the continuous logging of tank levels, gas usage and other status information from a remote location via cellular communication networks.

Wavecom launched Fastrack Extreme an HSDPA (or 3.5G) version of its Plug-and-Play Wireless CPU®. The new product offers high speed with Open AT® and upgrade functionality via Wavecom’s Intelligent Device Service for investment protection.

Conference Call and presentation:

Today at 2:30 p.m. (Paris time) Wavecom management will host a conference call in English reserved for financial professionals commenting on its fourth quarter 2007. To access this call, please use the following numbers: +33 (0) 1 70 99 43 01 in France, +44 (0) 20 7806 1968 in the U.K. and +1 718 354 1387 in the U.S. Visit the Wavecom corporate website: www.wavecom.com investors section to listen to the conference call commentary webcast (in English).

This call will be followed by a presentation to the financial community in Paris by Wavecom management at 4:00 pm.

Wavecom will announce its first quarter 2008 results on April 23, 2008 at 7:00 a.m. Paris time.

About Wavecom

Wavecom is a worldwide leader in embedded industrial wireless communication solutions for automotive, machine-to-machine and mobile professional applications. Wavecom's solutions include the Open AT® software platform encompassing the Wavecom Open AT® Operating System, a wide range of Plug-Ins, the Open AT® Integrated Development Environment (IDE) along with a market-leading range of Wireless CPUs (Central Processing Units), and an expanding portfolio of services. These complete embedded solutions enable makers of all types of machines to develop a new breed of intelligent wireless applications, without the need of external processors and other ASICs (Application Specific Integrated Circuits) and components.

Founded in 1993 and headquartered in Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), and Farnborough (UK). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

For further information please contact:
Lisa Ann Sanders	John D. Lovallo
Director, Communications and Investor Relations	Solebury Communications Group,
Tel. +33 1 46 29 41 81	Tel: + 1 203-428-3215
lisaann.sanders@wavecom.com	Jlovallo@soleburycomm.com

This press release contains forward-looking statements that relate to the company's future business performance, operating expenses and financial results and objectives. Such forward-looking statements are based on the current expectations and assumptions of the company’s management only and involve risk and uncertainties. Potential risks and uncertainties include, without limitation, whether the company will be commercially successful in implementing its strategies, whether there will be continued growth in the vertical markets and demand for the company’s products, an unanticipated decrease in orders from one of the company’s principal customers or customer cancellation or scale-down of a major project, changes in foreign currency exchange rates, the company’s reliance on a single contract manufacturer in China for all production requirements, dependence on Fourth parties, new products or technological developments introduced by competitors, customer and supplier concerns regarding the company’s overall financial position, and risks associated with managing growth. Unfavorable developments in connection with these and other risks and uncertainties described in the Company's reports on file with the Securities and Exchange Commission could cause the company to not achieve the anticipated or targeted performance or results. As a consequence, the Company’s actual performance and results may be materially different from those expressed by the forward-looking statements above.

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	December 31,	Three months ended September 30,	December 31,
	2006	2007	2007

	Euro	Euro	Euro
Revenues :
Product sales	48 753	50 405	44 543
Services revenue	1 647	1 958	1 205
Licensing revenue	4 369	-	-

	54 769	52 363	45 748
Cost of revenues :
Cost of goods sold	28 741	26 956	21 543
Cost of services	1 048	1 666	1 009

	29 789	28 622	22 552

Gross profit	24 980	23 741	23 196
Operating expenses :
Research and development	8 634	8 493	9 132
Sales and marketing	5 098	5 689	5 896
General and administrative	7 448	5 461	5 911
Acquired in process technology	50	-	-

Total operating expenses	21 230	19 643	20 939

Operating income	3 750	4 098	2 257

Interest income and other financial income, net	360	127	871
Foreign exchange loss, net	(964)	(832)	(512)

Total financial income (loss)	(604)	(705)	359

Income before income taxes	3 146	3 393	2 616
Income tax expense (benefit)	34	49	(4 461)

Net income	3 112	3 344	7 077

Basic net income per share	0.20	0.22	0.46

Diluted net income per share	0.19	0.20	0.44

Number of shares used for computing :
- basic	15 390 765	15 199 624	15 221 619
- diluted	16 008 840	16 339 024	16 164 879

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

Years ended December 31,
	2006	2007

	Euro	Euro
Revenues :
Product sales	180 393	198 510
Services revenue	2 542	3 827
Licensing revenue	5 823	-

	188 758	202 337
Cost of revenues :
Cost of goods sold	105 775	104 650
Cost of services	2 723	5 833

	108 498	110 483

Gross profit	80 260	91 854
Operating expenses :
Research and development	31 123	33 562
Sales and marketing	16 853	22 740
General and administrative	25 187	22 855
Acquired in process technology	1 450	-

Total operating expenses	74 613	79 157

Operating income	5 647	12 697

Interest income and other financial income, net	1 120	1 834
Foreign exchange loss, net	(1 939)	(1 442)

Total financial income (loss)	(819)	392

Income before income taxes	4 828	13 089
Income tax expense (benefit)	125	(4 310)

Net income	4 703	17 399

Basic net income per share	0.31	1.15

Diluted net income per share	0.30	1.08

Number of shares used for computing :
- basic	15 383 883	15 129 600
- diluted	15 942 182	16 180 995

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except for share data)

Prepared in accordance with U.S. generally accepted accounting principles.

At December 31,
	2006	2007

	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	54 776	4 677
Marketable securities	-	134 610
Accounts receivable, net	28 727	29 467
Inventory	6 631	6 130
Value added tax recoverable	602	1 124
Prepaid expenses and other current assets	2 361	3 141
Deferred tax assets	-	4 514

Total current assets	93 097	183 663

Other assets :
Long-term investments	3 639	3 731
Other assets	3 166	4 502
Interests in associates	-	15
Research tax credit	1 771	2 049
Income tax recoverable	9 617	13 083
Intangible and tangible assets, net	19 770	16 336
Goodwill	8 117	8 117

Total assets	139 177	231 496

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
Accounts payable	36 254	27 612
Accrued compensation	9 367	8 584
Current portion of other accrued expenses	3 713	3 670
Current portion of convertible bonds	-	664
Current portion of capitalized lease obligations	233	207
Deferred revenue and advances received from customers	98	307
Other liabilities	653	3 652

Total current liabilities	50 318	44 696

Long-term liabilities :
Long-term portion of other accrued expenses	15 957	16 636
Long-term portion of convertible bonds	-	80 500
Long-term portion of capitalized lease obligations	385	340
Other long-term liabilities	858	616

Total long-term liabilities	17 200	98 092

Commitments and contingencies
Shareholders' equity :
Shares, euro 1 nominal value, 15,796,591 shares authorized, issued and outstanding at December 31, 2007 (15,554,153 at December 31, 2006)	15 554	15 797
Additional paid-in capital	139 393	146 052
Treasury stock at cost (544,322 shares at December 31, 2007 and 156,345 shares at December 31, 2006)	(1 312)	(8 823)
Accumated deficit	(79 947)	(62 548)
Accumulated other comprehensive income (loss)	(2 029)	(1 770)

Total shareholders' equity	71 659	88 708

Total liabilities and shareholders' equity	139 177	231 496

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Years ended December 31,
	2006	2007

	Euro	Euro
Cash flows from operating activities :
Net income	4 703	17 399
Adjustments to reconcile net income to net cash provided from operating activities:
Amortization and impairment of intangible and tangible assets	8 699	8 409
Share-based compensation	2 090	4 810
Gain (loss) on sales and retirement of tangible assets	(9)	39
Acquisition of marketable securities, net	-	(134 610)
Deferred tax assets	-	(4 514)
Net increase (decrease) in cash from working capital items	14 525	(10 570)

Net cash provided (used) by operating activities	30 008	(119 037)

Cash flows from investing activities :
Acquisition of long-term investments	(53)	(93)
Purchases of intangible and tangible assets	(5 504)	(5 025)
Acquisition of certain assets, net of cash acquired	(29 755)	-
Proceeds from sale of intangible and tangible assets	206	2
Purchase of interets in associates	-	(15)

Net cash used by investing activities	(35 106)	(5 131)

Cash flows from financing activities :
Proceeds from convertible bonds	-	80 500
Principal payments on capital lease obligations	(378)	(261)
Purchases of treasury stock	-	(7 510)
Proceeds from exercise of stock options and founders' warrants	145	2 091

Net cash provided (used) by financing activities	(233)	74 820
Effect of exchange rate changes on cash and cash equivalents	(556)	(751)

Net decrease in cash and cash equivalents	(5 887)	(50 099)
Cash and cash equivalents, beginning of period	60 663	54 776

Cash and cash equivalents, end of period	54 776	4 677

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: March 18, 2008	By: /s/ Chantal Bourgeat

Chantal Bourgeat
Chief Financial Officer